Exhibit 99.2

 Client Enquiries: marketing@borrdrilling.com    Investor Enquiries: ir@borrdrilling.com    20th May 2020    Fleet Status Report

           Ran  New Contract; June 2020 to Sep 2020, Centrica Storage, UK.  Gerd  Notice of Early Termination effective May 2020; 180 days notice is applicable pursuant to Contract provisions.  Groa  Notice of Early Termination effective May 2020; 180 days notice is applicable pursuant to Contract provisions.  MSS1  Early Termination effective March 2020; Early Termination Fee is applicable pursuant to Contract provisions.  In line with Borr's long term strategy to focus on the operations of its core assets, the unit has been sold in May 2020 for recycling.  Norve  Finished operations in early April 2020, around three months before previously estimated.  Prospector 5  Perenco elected not to proceed with the previously announced contract for the Rig.  B391  In line with Borr's long term strategy to focus on the operations of its core assets, the unit has been sold in March 2020 for recycling.  Dhabi II  Sold effective from April 1, 2020; Borr will continue to operate the rig under a services agreement which will ensure continuity of the unit for its Customer.  B152  Sold effective from April 1, 2020; Borr will continue to operate the rig under a services agreement which will ensure continuity of the unit for its Customer.  Mist  Received notice of Early Termination from Roc Oil effective May 2020; Early Termination Fee is applicable pursuant to Contract provisions.  Saga  LOA: Aug 2020 to Aug 2021, PTTEP, Malaysia.  Gunnlod  LOA: Aug 2020 to Feb 2021, PTTEP, Malaysia.  Borr DrillingFleet Status Report - 20th May 2020  This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.Forward Looking Statements:The statements described in this status report that are not historical facts are "Forward Looking Statements".Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.  Letters of Intent / Negotiations  New Contracts / Extensions / Amendments              Borr Drilling - Fleet Status Report - May 2020

Borr Drilling - Fleet Status Report - May 2020

 Tivar  KFELS Super B Bigfoot Class  400 ft    Under Construction      KFELS shipyard, Singapore  Rig Delivery in July - 2020  Heidrun  KFELS Bigfoot B Class  400 ft    Under Construction      KFELS shipyard, Singapore  Rig Delivery in October - 2020  Vale  KFELS Super B Bigfoot Class  400 ft    Under Construction      KFELS shipyard, Singapore  Rig Delivery in January - 2022  Var  KFELS Super B Bigfoot Class  400 ft    Under Construction      KFELS shipyard, Singapore  Rig Delivery in March - 2022  Gyme  PPL Pacific Class 400  400 ft  2018  Available      Singapore  Warm Stacked  Skald  KFELS Super B Bigfoot Class  400 ft  2018  Available      Singapore  Warm Stacked  Thor  KFELS Super B Bigfoot Class  400 ft  2019  Available      Singapore  Warm Stacked  Hermod  KFELS B Class  400 ft  2019  Available      Singapore  Warm Stacked  Heimdal  KFELS B Class  400 ft  2020  Available      Singapore  Warm Stacked  Hild  KFELS Super B Class  400 ft  2020  Available      Singapore  Warm Stacked  Norve  PPL Pacific Class 400  400 ft  2011  Available      Cameroon  Warm Stacked  Gerd  PPL Pacific Class 400  400 ft  2018  Available      Cameroon  Warm Stacked  Groa  PPL Pacific Class 400  400 ft  2018  Available      Cameroon  Warm Stacked  Mist  KFELS Super B Bigfoot Class  350 ft  2013  Available      Malaysia  Warm Stacked  Prospector 1 1  F&G, JU2000E  400 ft  2013  Available      Netherlands  Warm Stacked  Gunnlod  PPL Pacific Class 400  400 ft  2018  Available  March - 2020  July - 2020  Singapore  Contract Preparations and Mobilization          PTTEP  August - 2020  February - 2021  Malaysia  LOA          Available  November - 2019  January - 2020  Singapore  Contract Preparations and Mobilization  Saga  KFELS Super B Bigfoot Class  400 ft  2018  Eni  February - 2020  June - 2020  Vietnam  Operating          PTTEP  August - 2020  August - 2021  Malaysia  LOA  Idun  KFELS Super B Bigfoot Class  350 ft  2013  Hoang Long  November - 2019  May - 2020  Vietnam  Operating          JVPC  May - 2020  September - 2020  Vietnam  Committed with option to extend  Galar  PPL Pacific Class 400  400 ft  2017  Available  November - 2019  March - 2020  Singapore  Contract Preparations and Mobilization          PEMEX  April - 2020  October - 2021  Mexico  Operating  Njord  PPL Pacific Class 400  400 ft  2019  Available  November - 2019  April - 2020  Singapore  Contract Preparations and Mobilization          PEMEX  May - 2020  November - 2020  Mexico  Committed  Gersemi  PPL Pacific Class 400  400 ft  2018  PEMEX  August - 2019  February - 2021  Mexico  Operating  Grid  PPL Pacific Class 400  400 ft  2018  PEMEX  August - 2019  February - 2021  Mexico  Operating  Odin  KFELS Super B Bigfoot Class  350 ft  2013  Available  December - 2019  February - 2020  Mexico  Contract Preparations          PEMEX  March - 2020  August - 2021  Mexico  Operating  Frigg 1  KFELS Super A  400 ft  2013  Shell  December - 2019  December - 2020  Nigeria  Operating          Neptune  May - 2019  April - 2020  Netherlands  Operating  Prospector 5 1  F&G, JU2000E  400 ft  2014  Available  April - 2020  September - 2020  United Kingdom  Warm Stacked          CNOOC  October - 2020  April - 2022  United Kingdom  Committed with option to extend  Ran 1  KFELS Super A  400 ft  2013  Spirit EnergyCentrica Storage  April - 2019June - 2020  June - 2020September - 2020  United KingdomUnited Kingdom  OperatingCommitted with option to extend  Natt  PPL Pacific Class 400  400 ft  2018  First E&P  April - 2019  April - 2021  Nigeria  Operating with option to extend  Rig Name  Rig Design  Rig Water Depth (ft)  Year Built  Customer / Status  Contract Start  Contract End  Location  Comments  Huldra KFELS Bigfoot B Class 400 ft Under Construction KFELS shipyard, Singapore Rig Delivery in July - 2020  Premium Jack-Ups  Borr DrillingFleet Status Report - 20th May 2020  Jack-Ups Under Construction            Borr Drilling - Fleet Status Report - May 2020

Borr Drilling - Fleet Status Report - May 2020

 Rig Name  Rig Design  Rig Water Depth (ft)  Year Built  Customer / Status  Contract Start  Contract End  Location  Comments  Borr DrillingFleet Status Report - 20th May 2020                                                                                Atla  F&G, JU 2000  400 ft  2003        United Arab Emirates    Balder  F&G, JU 2000  400 ft  2003        Cameroon    Eir 2  F&G, Mod VI Universe Class  394 ft  1999        United Kingdom  Not Marketed  Operating / Committed  Cold Stack  Under Construction  30  12  2  5  1  0  Total Jack-Ups  31                      Semi - Submersible  0  0                    Total Fleet  31  12  11  3  5  1 - HD/HE Capability.  2 - Asset under sales agreement subject to conditions  Premium Jack-Ups  Standard Jack-Ups  11  Forward Looking Statements:The statements described in this status report that are not historical facts are "Forward Looking Statements".Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward- Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.  Available  Cold Stacked Jack-Ups                                                                                                                  1 2  Borr Drilling - Fleet Status Report - May 2020

Borr Drilling - Fleet Status Report - May 2020

                 Atla  Balder  Eir 2  Premium Jack-Ups  Jack-Ups Under Construction  Cold Stacked Jack-Ups  - HD/HE Capability.- Asset under sales agreement subject to conditions.  Borr DrillingFleet Status Report - 20th May 2020                      Rig Name  Location  2020        2021        2022        2023            Q1  Q2  Q3  Q4  Q1  Q2  Q3  Q4  Q1  Q2  Q3  Q4  Q1  Q2  Q3  Q4  Gyme  Singapore  Warm Stacked                                        SkaldThor Hermod HeimdalHild Norve Gerd Groa MistProspector 1 1GunnlodRan 1 Saga IdunFrigg 1 Gersemi Grid Natt Galar Njord OdinProspector 5 1  Singapore  Warm Stacked                                          Singapore  Warm Stacked                                          Singapore  Warm Stacked                                          Singapore    Warm Stacked                                        Singapore          Warm Stacked                                  Cameroon  BW Energy      Warm Stacked                                    Cameroon  Exxon          Warm Stacked                                Cameroon  Exxon          Warm Stacked                                Malaysia  Vestigo        Warm Stacked                                  Netherlands  Total          Warm Stacked                                Singapore / Malaysia  Contract Prep & Mob              LOA - PTTEP                            United Kingdom  Spirit Energy            Centrica    Opti  on                        Vietnam / Malaysia  Mob    Eni        Mob  LOA - PTTEP                            Vietnam  Hoang Long        JVPC        Opti  on                        Nigeria  Shell                                          Mexico  PEMEX                                          Mexico  PEMEX                                          Nigeria  First E&P                        Option                  Mexico  Mob      PEMEX                                    Mexico  Mob        PEMEX                                  Mexico  Mob    PEMEX                                      Netherlands / United Kingdom  Neptune      Warm Stacked          CNOOC                  Option      Huldra KFELS shipyard, Singapore    Rig Delivery in July - 2020              `  Tivar  KFELS shipyard, Singapore  Rig Delivery in July - 2020                Heidrun  KFELS shipyard, Singapore  Rig Delivery in October - 2020                Vale  KFELS shipyard, Singapore  Rig Delivery in January - 2022                Var KFELS shipyard, Singapore    Rig Delivery in March - 2022                United Arab Emirates          Cameroon          United Kingdom              Option  Available    Under Construction  Borr Drilling - Fleet Status Report - May 2020

Borr Drilling - Fleet Status Report - May 2020

 Rig Name  Location  2020        2021        2022        2023            Q1  Q2  Q3  Q4  Q1  Q2  Q3  Q4  Q1  Q2  Q3  Q4  Q1  Q2  Q3  Q4  Borr DrillingFleet Status Report - 20th May 2020        Forward Looking Statements:The statements described in this status report that are not historical facts are "Forward Looking Statements".Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.No Forward Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.We undertake no obligation to update or revise any Forward Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.  Borr Drilling - Fleet Status Report - May 2020
Borr Drilling - Fleet Status Report - May 2020